United States securities and exchange commission logo





            June 23, 2020

       Jeffrey Campbell
       Chief Financial Officer
       American Express Company
       200 Vesey Street
       New York, NY 10285

                                                        Re: American Express
Company
                                                            Form 8-K Filed
April 24, 2020
                                                            File No. 001-07657

       Dear Mr. Campbell:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




            Sincerely,


            Division of Corporation Finance

            Office of Finance